Exhibit 99.1

W.P. STEWART & CO., LTD.
                                                                   Press Release

Investor Contact:
Fred M. Ryan
Tel: (441) 295 8585

                       W.P. STEWART & CO., LTD. ANNOUNCES
                        APPOINTMENT TO BOARD OF DIRECTORS

14 September, 2004
Hamilton, Bermuda

      W.P. Stewart & Co., Ltd. announced today that Jan J. Spiering, F.C.A. has been appointed to the Board of Directors of the Company, effective immediately.

      Mr. Spiering is a Fellow of the Institute of Chartered Accountants in England and Wales and is the retired Managing Partner and Chairman of Ernst & Young Bermuda, a firm which he joined in 1979. Previous to Ernst & Young, he was employed by Robson Rhodes, a United Kingdom firm of Chartered Accountants with whom he qualified.

      In addition, Mr. Spiering has served as a Director on numerous companies and in particular within the investment industry. Currently he is President and a Director of several privately held investment companies. He has served on various public boards and committees including Deputy Chairman of Bermuda International Business Association, Chairman of Bermuda's International Business Association Mutual Funds, Chairman of the Board of Governors of the Bermuda College and is currently Chairman of Bermuda's International Business Forum to which he was appointed in 1995.

      William P. Stewart, Chairman and Chief Executive Officer of W.P. Stewart & Co., Ltd., stated: "I am delighted to welcome Jan to the Board of Directors. His knowledge of and experience in the accounting and investment fields will be of great benefit to the Company."

      W.P. Stewart & Co., Ltd. is an asset management company that has provided research-intensive equity management services to clients throughout the world since 1975. The Company is headquartered in Hamilton, Bermuda and has additional operations or affiliates in the United States, Europe and Asia.

      The Company's shares are listed for trading on the New York Stock Exchange (NYSE: WPL) and on the Bermuda Stock Exchange (BSX: WPS).

      For more information, please visit the Company's website at http://www.wpstewart.com, or call W.P. Stewart Investor Relations (Fred M. Ryan) at 1-888-695-4092 (toll-free within the United States) or +441-295-8585 (outside the United States) or e-mail to IRINFO@wpstewart.com.

             Trinity Hall, 43 Cedar Avenue, Hamilton HM 12, Bermuda
           mailing address: P. O. Box HM 2905, Hamilton HM LX, Bermuda telephone: 441.295.8585 fax: 441.296.6823